SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 3, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia Siemens Networks press release dated May 6, 2013: Nokia Siemens Networks transfers its Optical Networks business to Marlin Equity Partners

Nokia Siemens Networks Q1 interim report dated May 8, 2013: Nokia Siemens Networks Q1 2013 Interim Report. Solid operating profit, cash generation and financial position

Nokia press release dated May 9, 2013: Nokia Asha Platform Unlocks Sub-100 USD Smartphone Opportunity for Developers

Press Statement

Espoo, Finland — May 6, 2013

Nokia Siemens Networks transfers its Optical Networks business to Marlin Equity Partners

On May 6, 2013 the Optical Networks business of Nokia Siemens Networks along with approximately 1 300 employees transferred to Coriant, a recently established optical networking company owned by Marlin Equity Partners. Additional approximately 450 Optical Networks employees are expected to transfer to Coriant by the end of 2013.

Plans for this transaction were originally announced in December 2012.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 120 countries and had net sales of approximately 13.4 billion euros in 2012. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’ ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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PRESS RELEASE

May 9, 2013

Nokia Asha Platform Unlocks Sub-100 USD Smartphone Opportunity for Developers

New Asha platform delivers developers a consistent quality application experience in the world’s fastest growing smartphone category

New Delhi, India and Espoo, Finland — Nokia today announced a global initiative to unlock the sub-100 USD smartphone market for developers with the release of its Nokia Asha platform. Nokia also announced the Nokia Asha 501, the first smartphone built for the new platform.

Developers who write applications for the Nokia Asha 501 will reach all smartphones based on the new Asha platform without having to re-write code. Nokia expects to sell 100 million of the new generation Asha smartphones over the coming years, beginning with the Nokia Asha 501.

“We’ve seen a tremendous increase in consumer demand for apps for our Asha smartphones, as witnessed by the growth of downloads in Nokia Store,” said Marco Argenti, head of Developer Experiences at Nokia. “Consumers expect quality apps at every price point. With the new Asha platform, developers will be incentivized to deliver those quality apps, previously found only on high-end smartphones, thanks to unprecedented volumes and reach opportunities through one distribution channel and a single platform.”

Many of the most popular applications are already available or in development for the Nokia Asha platform, including CNN, eBuddy, ESPN, Facebook, Foursquare, Line, LinkedIn, Nimbuzz, Pictelligent, The Weather Channel, Twitter, WeChat, World of Red Bull and games from Electronic Arts, Gameloft, Indiagames, Namco-Bandai and Reliance Games. WhatsApp and other key partners continue to explore new Asha.

Developers will also get easy-to-use development tools and more ways to sell and promote apps, including the new Nokia In-App Payment tool.

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New Nokia Asha SDK 1.0 and Nokia Asha web app tools

The new Nokia Asha Software Development Kit 1.0 is a suite of tools that support the development, testing, packaging and deployment of Java apps on the Nokia Asha platform.

The new Nokia Asha web app tools include a Web Development Environment (WDE), an integrated development environment (IDE) that developers can use to create and edit their Nokia Asha web apps; Web Inspector to help developers to debug and inspect elements in their web apps; and a new Web Designer Tool for creating great user experience for their web apps.

Nokia In-App Payment

Nokia also announced the new Nokia In-App Payment tool, designed to make it easier for developers to sell content from within their apps. It provides a simple and secure purchase experience for consumers and transparent payments for developers. Nokia In-App Payment will also be available for existing Asha and Series 40 phones, such as the Nokia 301. Nokia will release a public beta of Nokia In-App Payment in the coming weeks. Developers can sign-up for the beta athttp://www.developer.nokia.com/inapppayment.

Developers voice support for new Nokia Asha platform

Dennis Crowley, CEO and co-founder of Foursquare: “Nokia continues to be a valued partner for Foursquare. The new Foursquare app on Asha delivers a fantastic search and discovery experience to help people make the most of where they are. As we head into the next wave of new Asha smartphones, we look forward to making Foursquare available for millions of Asha customers around the world.”

Michael Fisher, Director of Mobile Business Development, Twitter: “Twitter’s integration into the new Asha platform, along with preloaded Twitter application that ships on Nokia devices, offers people a richer Twitter experience. Whether you want to share a photo or news article, connect with people or find out what’s

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happening around the world, it’s now easier than ever to use Twitter on this family of devices.”

Sebastien Thevenet, General Manager SEA-Pacific, Gameloft: “As Nokia’s long term partner, with to date 200 million downloads recorded on Nokia Store, Gameloft is thrilled to offer four preloaded high quality games on the Nokia Asha 501 at launch (Assassin’s Creed 3, Bubble Bash 3, Real Football 2013, Little Big City) and overall more than 30 games to download on Nokia Store down the track. Those innovative titles are Try and Buy and Free to Play games making the most of Asha Full Touch capabilities and unique user interface, truly bringing a smartphone gaming experience at your fingertips.”

Akira Morikawa, CEO of Line Corporation: “Line’s partnership with Nokia is very important and it will continue on new Asha. Delivering Line on new Asha represents our commitment of ensuring that people around the world will experience the joy of communication through Line on Asha smartphones.”

Manish Agarwal, CEO, Reliance Games: “Reliance Games and Nokia have together demonstrated the combined power of localized content and a distribution platform in India. Our partnership with Nokia is a very cherished partnership for us to demonstrate the power of GoLocal. Reliance Games is committed to develop games on localized themes on the new Asha platform and entertain millions of people around the world by working closely with local Nokia teams in India, Asia Pacific, Latin America and other growth markets.”

Keshav Bajaj, VP Business Development, Nimbuzz: “Most of the 150 million and counting Nimbuzz users are from markets where Nokia Asha continues to gain momentum, including India, South East Asia, Middle East and Africa. We are very excited to have an application exclusively built for the new Asha platform to ensure the best user experience. This is yet another initiative from Nimbuzz for one of its most exclusive partners, Nokia.”

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Alex Adjadj, Director of Strategic Development, Mobile Sales & Marketing, Namco-Bandai: “NAMCO BANDAI has been developing mobile games for over 10 years but there are still regions of the world where users haven’t seen or played PAC-MAN. Our 22 titles available in 13 languages for the Nokia Asha 501 is a testament to our commitment to Nokia to bring a great experience to mobile users of all demographics and budgets.”

Ramesh Kumar, Head of ESPNcricinfo and ESPN Digital Media India: “Given the popularity of Asha devices, the ESPNcricinfo app on the Asha 2013 platform is a dynamic way to reach growing numbers of mobile users in emerging markets. It is a rich platform where the ESPNcricinfo app can provide comprehensive cricket coverage tailored to suit on-the-go consumption of today’s passionate fans, including its famed match coverage, the latest news stories, insightful editorial pieces covering International & domestic cricket — all tailor-made for mobile consumption.”

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K)

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statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications

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industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do

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business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’ ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one

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of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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INTERIM REPORT Espoo May 8, 2013. Nokia Siemens Networks Q1 2013 Interim Report Solid operating profit, cash generation and financial position

Q1 2013 Financial Highlights:

•                  In the first quarter 2013, Nokia Siemens Networks delivered a solid operating margin before specific items* of 7.4%, due to strong execution of Nokia Siemens Networks’ focused strategy. Operating margin before specific items* was -4.4% in the first quarter 2012 and 15.0% in the seasonally strong fourth quarter 2012. This marks the fourth consecutive quarter of positive operating margin before specific items*.

•                  Gross margin before specific items* was 33.8% in the first quarter 2013, an improvement of 7.2 percentage points from the first quarter 2012 and a decline of 2.2 percentage points from the fourth quarter 2012. The year-on-year improvement was primarily driven by Nokia Siemens Networks’ transformation and restructuring program. The sequential decline was primarily due to seasonality and the absence of IPR income of approximately EUR 30 million that was recognized in the fourth quarter 2012.

•                  Operating expenses before specific items* in the first quarter 2013 were EUR 717 million, down from EUR 888 million in the first quarter 2012 and down from EUR 812 million in the fourth quarter 2012. On a year-on-year basis, the decline was primarily due to the successful execution of our transformation and restructuring program. On a sequential basis, the decline was primarily due to seasonality and lower incentive expenses.

•                  First quarter 2013 reported net sales of EUR 2 717 million declined 5.1% year-on-year. Excluding businesses divested and the exiting of certain customer contracts and countries, net sales were approximately flat year-on-year on a constant currency basis. Compared to the fourth quarter 2012, reported net sales declined 29.8%, primarily due to seasonality.

•                  Continued solid cash generation, with free cash flow of EUR 239 million in the first quarter 2013, compared to EUR 291 million in the first quarter 2012 and EUR 733 million in the fourth quarter 2012, further strengthening Nokia Siemens Networks’ financial position.

•                  In March 2013, Nokia Siemens Networks Finance B.V. issued EUR 800 million Senior Notes giving Nokia Siemens Networks a more solid long-term financial structure.  Nokia Siemens Networks ended the first quarter 2013 with gross cash of EUR 2.8 billion and net cash of EUR 1.5 billion.

Rajeev Suri, Chief Executive Officer of Nokia Siemens Networks:

“The Q1 2013 results demonstrate that we are executing well on our strategy and our turnaround is on track. We have fundamentally improved execution capabilities across the organization, through steps such as centralization of pricing, shifting to global delivery of services, and strengthening contract management. As a result, we have built an organization that can deliver strong operating profitability even in a quarter with seasonally lower revenues. In addition, our strong position in LTE demonstrates the power of our focus on both innovation and quality.”

* The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 16 of this report.

Operating and Financial Review

Financial results

The figures presented in this Interim Report may differ from those reported earlier by Nokia Corporation (‘Nokia’) due to the treatment of discontinued operations and certain accounting presentation differences, including segment reporting. For standalone financial reporting purposes, we currently have two reportable segments: Mobile Broadband and Global Services. Accordingly, we provide detailed disclosure of certain financial information for these reportable segments. For Nokia financial reporting purposes, we represent one reportable segment.

The following table sets forth our consolidated income statement for the first quarter 2013, the first quarter 2012 and the fourth quarter 2012.

	Q1/2013			Q1/2012			Q4/2012
Unaudited	Before specific items	Specific items	Total	Before specific items	Specific items	Total	Before specific items	Specific items	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales	2 717	—	2 717	2 862	—	2 862	3 869	—	3 869
Cost of sales	(1 798)	(20)	(1 818)	(2 100)	(348)	(2 448)	(2 476)	(196)	(2 672)
Gross profit	919	(20)	899	762	(348)	414	1 393	(196)	1 197
Research and development expenses	(436)	(8)	(444)	(521)	(159)	(680)	(475)	(7)	(482)
Selling and marketing expenses	(183)	(64)	(247)	(236)	(206)	(442)	(215)	(60)	(275)
Administrative and general expenses	(105)	(42)	(147)	(136)	(121)	(257)	(106)	(40)	(146)
Other income	47	2	49	15	—	15	18	—	18
Other expenses	(40)	(60)	(100)	(10)	(29)	(39)	(34)	(22)	(56)
Operating profit/(loss)	202	(192)	10	(126)	(863)	(989)	581	(325)	256
Share of results of associates			2			—			4
Financial income			3			4			5
Financial expenses			(29)			(31)			(31)
Other financial results			(49)			(79)			(53)
Loss before tax			(63)			(1 095)			181
Income tax expense			(73)			(189)			(88)
Loss for the period from continuing operations			(136)			(1 284)			93
Discontinued operations
Loss for the period from discontinued operations			(7)			(16)			(6)
Loss for the period			(143)			(1 300)			87
Attributable to:
Equity holders of the parent			(145)			(1 304)			82
Non-controlling interests			2			4			5
			(143)			(1 300)			87

The historical comparative financials presented in this Interim Report include certain changes to previously reported information. These changes result from the retrospective application of a revised International Accounting Standard, IAS 19, Employee Benefits and mainly relate to the consolidated Statement of Comprehensive Income and the Statement of Financial Position. For more information on the adjustments between the previously reported information and the adjusted information, refer to Note 9, Pensions of the Unaudited Condensed Interim Consolidated Financial Statements.

Specific items include restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and other one-time charges. For an analysis of specific items, refer to page 16 of this report.

At December 31, 2012 Optical Networks was classified as a disposal group held for sale and is presented as discontinued operations on a separate income statement line, Loss for the period from discontinued operations. Comparative information for the first quarter 2012 has been re-presented as discontinued operations in the income statement.

Key financials

The following table sets forth a summary of our results for the quarters indicated, as well as the year-on-year and sequential growth rates.

From continuing operations
Unaudited EURm, except percentage data	Q1/2013	Q1/2012	YoY change		Q4/2012	QoQ change
Net sales	2 717	2 862	(5.1)%		3 869	(29.8)%
Gross profit	899	414	117.1%		1 197	(24.9)%
Gross profit before specific items	919	762	20.6%		1 393	(34.0)%
Gross margin before specific items	33.8%	26.6%	7.2	pp	36.0%	(2.2	)pp
Operating expenses	(889)	(1 403)	(36.6)%		(941)	5.5%
Operating expenses before specific items	(717)	(888)	(19.3)%		(812)	11.7%
Operating profit/(loss) (EBIT)	10	(989)	101.0%		256	(96.1)%
EBIT before specific items	202	(126)	260.3%		581	(65.2)%
EBIT before specific items margin	7.4%	(4.4)%	11.8	pp	15.0%	(7.6	)pp
(Loss)/profit for the period	(136)	(1 284)	89.4%		93	(246.2)%
Depreciation and amortization (excluding PPA)	58	76	(23.7)%		61	(4.9)%
EBITDA before specific items(1)	260	(50)	620.0%		642	(59.5)%
EBITDA before specific items margin(1)	9.6%	(1.7)%	11.3	pp	16.6%	(7.0	)pp

(1) References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking loss for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

We are not presenting EBITDA or EBITDA-based measures as measures of our results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

Net sales

The year-on-year decrease of 5.1% in our net sales in the first quarter 2013 was primarily due to divestments of businesses in 2012 not consistent with our strategic focus as well as the exiting of certain customer contracts. Excluding these two factors, our net sales in the first quarter 2013 declined by approximately 1% year-on-year and were approximately flat on a constant currency basis* in the first quarter 2013 compared to the first quarter 2012.

Net sales related to our Global Services business declined year-on-year by 7.5% and were partially offset by higher net sales in Mobile Broadband. The year-on-year decline in Global Services was primarily due to lower net sales in Professional Services and Care. The year-on-year increase in Mobile Broadband was primarily due to higher LTE net sales partially offset by lower GSM, WCDMA, Voice and IP transformation net sales.

The sequential decrease of 29.8% in our net sales in the first quarter 2013 was primarily due to lower sales of both Mobile Broadband and Global Services consistent with industry seasonality as well as the absence of IPR income of approximately EUR 30 million that was recognized in the fourth quarter 2012.

Gross margin

On a year-on-year basis, the increase of 7.2 percentage points in our gross margin before specific items in the first quarter 2013 was primarily due to a higher gross margin in Mobile Broadband and Global Services, as well as a higher proportion of Mobile Broadband within the total sales mix. On a sequential basis, the decrease of 2.2 percentage points in our gross margin before specific items in the first quarter 2013 was due to a lower gross margin in Global Services as well as the absence of IPR income of approximately EUR 30 million that was recognized in the fourth quarter 2012, partially offset by higher gross margin in Mobile Broadband.

* Excluding the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Operating expenses

Our research and development (‘R&D’) expenses before specific items decreased 16.3% year-on-year in the first quarter 2013. This decrease was primarily due to reduced investments in business activities that are not consistent with our focused strategy as well as increased R&D efficiency, resulting from the transformation and restructuring program and streamlining of our roadmaps. These cost improvements were partially offset by investments in areas that are consistent with our focused strategy, most notably LTE. Sequentially, our R&D expenses before specific items decreased 8.2% primarily due to lower incentive expenses.

Year-on-year, our selling and marketing expenses before specific items decreased 22.5% in the first quarter 2013 primarily due to structural cost savings. On a sequential basis, our selling and marketing expenses before specific items decreased 14.9% in the first quarter 2013 primarily due to lower incentive expenses and seasonally lower marketing spend.

Our administrative and general expenses before specific items decreased 22.8% year-on-year in the first quarter 2013 primarily due to structural cost savings. On a sequential basis, our administrative and general expenses before specific items were flat.

Our other income and expenses before specific items for the first quarter 2013 was income of EUR 7 million, compared to income of EUR 5 million in the first quarter 2012 and an expense of EUR 16 million in the fourth quarter 2012. On a sequential basis, this was primarily due to a negative impact, on a net basis, related to foreign currency fluctuations.

Operating margin

The year-on-year increase of 11.8 percentage points in our operating margin before specific items in the first quarter 2013 was primarily due to our enhanced gross margin and lower operating expenses in absolute terms as well as a percentage of net sales. The sequential decrease of 7.6 percentage points in our operating margin before specific items in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin.

The year-on-year increase in our operating margin after specific items in the first quarter 2013 was primarily due to lower other income and expenses as a percentage of net sales, higher gross margin and lower operating expenses. The sequential decrease in our operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin, partially offset by lower other income and expenses as a percentage of net sales.

Financial income and expenses

In the first quarter 2013, we incurred a net expense in financial income and expenses of EUR 75 million compared to a net expense of EUR 106 million in the first quarter 2012 and a net expense of EUR 79 million in the fourth quarter 2012. Our financial income and expenses consisted of EUR 29 million (EUR 31 million in the first quarter 2012 and the fourth quarter 2012) financial expenses primarily relating to interest expense on interest-bearing liabilities, financial income of EUR 3 million (EUR 4 million in the first quarter 2012 and EUR 5 million in the fourth quarter 2012) and net foreign exchange losses of EUR 49 million (EUR 79 million in the first quarter 2012 and EUR 53 million in the fourth quarter 2012). Net foreign exchange losses during the quarter and the comparative quarters were due to the weakening of a currency that could not be hedged.

Income tax expense

In the first quarter 2013, we incurred income tax expense of EUR 73 million compared to income tax expense of EUR 189 million in the first quarter 2012 which included a write-off of EUR 135 million of deferred tax assets related to Germany. In the fourth quarter 2012, we incurred an income tax expense of EUR 88 million.

Segment information

The following tables set forth our net sales and operating profit/loss before specific items by segment for the quarters presented:

Net sales from continuing operations
Unaudited EURm, except percentage data	Q1/2013	Q1/2012	YoY change	Q4/2012	QoQ change
Mobile Broadband	1 244	1 217	2.2%	1 776	(30.0)%
Global Services	1 423	1 539	(7.5)%	1 979	(28.1)%
All Other Segments	50	106	(52.8)%	79	(36.7)%
Total segments	2 717	2 862	(5.1)%	3 834	(29.1)%
Other	—	—	—	35	(100.0)%
Total	2 717	2 862	(5.1)%	3 869	(29.8)%

Operating profit/(loss) from continuing operations
Unaudited EURm, except percentage data	Q1/2013	Q1/2012	YoY change	Q4/2012	QoQ change
Mobile Broadband	129	(61)	311.5%	298	(99.0)%
Global Services	80	(28)	385.7%	232	(65.5)%
All Other Segments	(7)	(37)	81.1%	16	(143.8)%
Total segments	202	(126)	260.3%	546	(63.0)%
Other	—	—	—	35	(100.0)%
Total	202	(126)	260.3%	581	(65.2)%

Operating profit/(loss)% from continuing operations
Unaudited EURm, except percentage data	Q1/2013	Q1/2012	YoY change		Q4/2012	QoQ change
Mobile Broadband	10.4%	(5.0)%	15.4	pp	16.8%	(6.4	)pp
Global Services	5.6%	(1.8)%	7.4	pp	11.7%	(6.1	)pp
All Other Segments	(14.0)%	(34.9)%	20.9	pp	20.3%	(34.3	)pp
Total segments	7.4%	(4.4)%	11.8	pp	15.0%	(7.6	)pp

Percentage point changes are denoted by ‘pp’ in the above table.

In the first quarter 2013, Global Services represented 52% of our net sales, compared to 54% in the first quarter 2012 and 51% in the fourth quarter 2012. In the first quarter 2013 and fourth quarter 2012, Mobile Broadband represented 46% of our net sales compared to 43% in the first quarter 2012.

Regional sales

The following table sets forth our net sales by geographic area by location of customer for the quarters presented:

Net sales from continuing operations*
Unaudited EURm	Q1/2013	Q1/2012	YoY change	Q4/2012	QoQ change
Asia, Middle East and Africa	1 309	1 314	(0.4)%	1 908	(31.4)%
Europe and Latin America	1 007	1 285	(21.6)%	1 553	(35.2)%
North America	401	263	52.5%	408	(1.7)%
Total	2 717	2 862	(5.1)%	3 869	(29.8)%

* Note that as of Q1 2013, our Customer Operations team is organized into the three geographical markets demonstrated in the table:  Asia, Middle East and Africa markets covering Greater China, Asia-Pacific, India, Japan, the Middle East and Africa regions; Europe and Latin America markets covering East Europe, West Europe, South East Europe and Latin America; and North America markets covering both the United States and Canada.

On a regional basis, the year-on-year decline was primarily due to lower net sales in Europe and Latin America.  These regions saw lower net sales in Mobile Broadband, partially offset by higher net sales in North America which saw growth in both Mobile Broadband and Global Services net sales.

On a regional basis, Mobile Broadband and Global Services net sales declined sequentially in all regions except North America. North America was approximately flat on a sequential basis, due to an increase in Mobile Broadband net sales, almost completely offset by a decline in Global Services net sales.

Transformation and restructuring program

Restructuring related charges and cash outflows

The following table sets forth a summary of our cost reduction activities and planned operational adjustments.

EURm	Q1/2013 (approximate)	Cumulative up to Q1/2013 (approximate)	Q2/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring- related charges	129	1 400				1 400
Restructuring- related cash outflows	130	800	200	550	200	1 400

As we execute our restructuring plans, we are continuing to consider options as part of our transformation and restructuring program which may impact restructuring-related charges and related cash outflows in the remainder of 2013. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is implemented.

We continue to target to reduce our annualized operating expenses and production overheads before specific items by more than EUR 1 billion by the end of 2013, compared to the end of 2011.

In conjunction with this transformation and restructuring program, we estimate total restructuring related charges and the related cash outflows of approximately EUR 1.4 billion. As announced in the Nokia Interim Report published on April 18, 2013, this was an update to the earlier estimate of approximately EUR 1.3 billion for both restructuring related charges as well as restructuring related cash outflows.

At the end of the first quarter 2013, we had approximately 56 700 employees, a reduction of approximately 11 900 compared to the end of the first quarter 2012, and approximately 1 700 compared to the end of the fourth quarter 2012.

Disposals not treated as discontinued operations

On December 5, 2012, we entered into an agreement for the sale of our Business Support Systems business to Redknee Solutions Inc. The transaction closed on March 29, 2013. The transaction comprised of the core Business Support Systems assets and operations. As part of the transaction, approximately 1 200 employees were transferred to Redknee Solutions Inc. The assets and liabilities transferred, which are still subject to final net working capital determination, amounted to EUR 23 million and EUR 16 million, respectively. Upon closing, the Group recorded a gain on sale of EUR 2 million. The Business Support Systems business is reported in all other segments in our segment information.

In 2012, we transferred our microwave transport business to DragonWave, Inc. On April 10, 2013 we reached an agreement with DragonWave, Inc. on certain amendments to their collaboration agreements concerning the microwave transport business. The amendments involved the termination of the service agreement pursuant to which we had provided R&D services to DragonWave. Inc, and revision of certain terms and conditions of the supply agreement related to packet microwave and related products. The two companies will continue to jointly coordinate technology development activities. We do not expect any significant charges to arise from the new arrangements.

Disposals treated as discontinued operations

On December 1, 2012 we reached a formal agreement with Marlin Equity Partners, for the sale of our Optical Networks Business comprising the complete Optical Networks product portfolio, services offering and existing customer contracts (together, the ‘Optical Networks Business’). The transaction closed on May 6, 2013 and management’s best estimate of the loss to be recognized in the second quarter 2013, following the de-recognition of assets and liabilities transferred, amounts to EUR 130 million.

In accordance with IFRS, we have presented the Optical Networks Business as discontinued operations in the consolidated financial statements for the the first quarter 2013, and have re-presented the comparative results for the first quarter 2012. For the first quarter 2013 the Optical Networks Business generated net sales of EUR 87 million (EUR 85 million for the first quarter 2012) and incurred a loss of EUR 7 million (loss of EUR 16 million for the first quarter 2012). For the year ended December 31, 2012 the Optical Networks Business generated net sales of EUR 407 million and incurred a net loss of EUR 63 million.

Financial position

Non-current assets decreased from EUR 1.7 billion at December 31, 2012 to EUR 1.6 billion at March 31, 2013. The decrease primarily results from depreciation and amortization charges. Current assets decreased from EUR 8.6 billion at December 31, 2012 to EUR 8.3 billion at March 31, 2013 due to a reduction in accounts receivable driven by cash collection and ongoing sale of receivables arrangements. This is also reflected in the cash position.

Non-current liabilities increased from EUR 1.4 billion at December 31, 2012 to EUR 1.6 billion at March 31, 2013. The change is as a result of an increase in long-term interest bearing liabilities due to the bond issuance (please refer to “Liquidity and capital resources” below), partially offset by long-term loan repayments. Current liabilities decreased from EUR 6.6 billion at December 31, 2012 to EUR 6.2 billion at March 31, 2013 primarily due to a reduction in accounts payable.

The impact of the retrospective application of the revised International Accounting Standard, IAS 19, Employee Benefits was a total adjustment of EUR 165 million to non-current assets and non-current liabilities at December 31, 2012 with the corresponding reduction in equity.

Liquidity and capital resources

Cash flow

The table below sets forth information regarding our cash flows from continuing and discontinued operations for the three-month periods ended:

Unaudited EURm	Q1/2013	Q1/2012	Q4/2012
Statement of cash flows information:
Net cash from operating activities	274	410	737
Net cash used in investing activities	(35)	(119)	(4)
Net cash from/(used in) financing activities	104	(373)	(281)
Net increase/(decrease) in cash and cash equivalents	333	(80)	438
Free cash flow(1)	239	291	733
Capital expenditures(2)	(41)	(59)	(57)
Change in net working capital	133	554	254

(1) Free cash flow represents the sum of net cash from operating activities and net cash used in investing activities.

(2) Capital expenditures represent purchases of property, plant and equipment and intangible assets.

We continued our strong performance from a cash perspective, generating free cash flow (which takes account of restructuring charges and charges related to other specific items) of EUR 239 million in the first quarter 2013. Underpinning this performance is the continued improvement in the company’s net working capital position.

In China, we paid a liability of EUR 172 million to Nokia during the first quarter 2013 which related to the networks business before that business was transferred to us upon our formation in 2007 and consisted of customer receivables collected by us on behalf of Nokia.

Capital resources

In March 2013, we issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020, both at issue price of 100%. The net proceeds of EUR 783 million from the bond issuance were used to prepay the EUR 600 million term loan and EUR 50 million of the European Investment Bank loan in March 2013 and the remaining proceeds are to be used for general corporate purposes. Nokia Siemens Networks B.V. and Nokia Siemens Networks Oy act as the Guarantors for the Senior Notes.

For an analysis of our loans and borrowings related commitments at March 31, 2013, refer to Note 8, Loans and borrowings.

Q1 2013 Operating Highlights:

•                  We continued our mobile broadband deal momentum into 2013, adding commercial LTE deals in the first quarter, including: implementing a 4G (LTE) network for Movistar Chile and expanding its 3G network; delivering US Cellular’s second wave of 4G (LTE) services; launching New Zealand’s first 4G service with Vodafone and upgrading its 2G and 3G networks; launching voice services for Bharti Airtel’s 4G TD-LTE customers in Pune, India; enabling Polkomtel to provide voice services with LTE in Poland; extending Orange’s network in Switzerland and preparing it for 4G roll-out; modernizing and expanding E-Plus Group’s GSM and HSPA+ networks in Germany; being selected by BH Telecom to expand and modernize its mobile network across the northern and eastern parts of Bosnia and Herzegovina; providing GSM-Railway (GSM-R) infrastructure for Polish Railways; implementing a 4G (LTE) network for SFR and upgrading its existing GSM and 3G networks in major French cities; conducting a successful 4G (LTE) trial with Vodacom Tanzania; and becoming sole supplier to DOCOMO PACIFIC, a subsidiary of the Japanese telecommunications operator NTT DOCOMO, for an end-to-end 4G LTE network in the U.S. territory of Guam.

•                  We continue to invest to stay at the forefront of mobile broadband, and at Mobile World Congress in February we announced Liquid Applications, the biggest base station transformation since the launch of GSM 22 years ago. Liquid Applications turns base stations into an intelligent part of a mobile operator’s network to serve and deliver local content. We also announced a collaboration with IBM to deliver this new platform, which allows mobile operators to create a truly unique mobile experience, relieve the ever-increasing strain on network infrastructure and bring new Liquid Broadband solutions to market. We are working together with SK Telecom to evaluate Liquid Applications in the operator’s LTE network.

•                  In February, we extended our small cell portfolio with new Flexi Zone Micro and Pico base stations for hot spots complemented by new service offerings that together deliver optimal coverage and capacity, and launched Smart Wi-Fi to seamlessly integrate wireless local area networks (WLAN) with mobile networks. We also introduced a range of new features to our Liquid Radio Software Suites to help operators address constantly changing capacity demands. The improved set of features can help release 35% of GSM spectrum for use by WCDMA and LTE, and ensure that LTE networks and spectrum are fully utilized.

•                  We were recognized by Global TD-LTE Initiative (GTI) for our global advances and deployments, winning the TD-LTE Market Development Award 2013, with TD-LTE innovations allowing operators to use their valuable spectrum more effectively, serve more customers profitably and converge TD-LTE and FDD LTE to meet steep data demand.

•                  In January, we enabled the world’s first live TV broadcast via TD-LTE with China Mobile. The TD-LTE network, solely built by us, exceeded requirements to transmit high definition (HD) video and images from cameras on the move, providing the best live TV experience, matching a relay via satellite.

•                  We were selected, along with Panasonic Mobile Communications, by NTT DOCOMO in Japan to develop next-generation mobile broadband network architecture for LTE-A (long term evolution-advanced), and as part of a multi-year agreement that will provide high-capacity base stations and Remote Radio Heads (RRH) for small cells roll-out.

•                  In services, we unveiled a suite of products and services at Mobile World Congress, to simplify operations for mobile operators as underlying networks become increasingly complex. We were selected by Lebanese telecommunications operator, touch, to simplify its operations and improve its customer experience. To achieve this, the operator has selected our unique operations support systems (‘OSS’) portfolio and its related integration services. The solution will transform touch’s service operations cost-efficiently and pave the way for the operator to achieve service assurance.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Income Statement

		March 31, 2013			March 31, 2012
		Before specific items	Specific items	Total	Before specific items	Specific items	Total
For the three-month periods ended	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		EURm	EURm	EURm	EURm	EURm	EURm
Net sales		2 717	—	2 717	2 862	—	2 862
Cost of sales		(1 798)	(20)	(1 818)	(2 100)	(348)	(2 448)
Gross profit		919	(20)	899	762	(348)	414
Research and development expenses		(436)	(8)	(444)	(521)	(159)	(680)
Selling and marketing expenses		(183)	(64)	(247)	(236)	(206)	(442)
Administrative and general expenses		(105)	(42)	(147)	(136)	(121)	(257)
Other income	6	47	2	49	15	—	15
Other expenses		(40)	(60)	(100)	(10)	(29)	(39)
Operating profit/(loss)		202	(192)	10	(126)	(863)	(989)
Share of results of associates				2			—
Financial income				3			4
Financial expenses	8			(29)			(31)
Other financial results				(49)			(79)
Loss before tax				(63)			(1 095)
Income tax expense	5			(73)			(189)
Loss for the period from continuing operations				(136)			(1 284)
Discontinued operations
Loss for the period from discontinued operations	7			(7)			(16)
Loss for the period				(143)			(1 300)

Attributable to:
Equity holders of the parent				(145)			(1 304)
Non-controlling interests				2			4
				(143)			(1 300)

For an analysis of specific items, refer to Note 2, Specific items.

Nokia Siemens Networks’ financial statements for the period ended March 31, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits.

The notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Statement of Comprehensive Income

	2013	2012
For the three-month periods ended March 31	(unaudited)	(unaudited)
	EURm	EURm
Loss for the period	(143)	(1 300)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	—	(41)
Income tax related to remeasurements of defined benefit plans	—	2
Items that may be reclassified subsequently to profit or loss:
Translation differences	44	19
Cash flow hedges	(6)	65
Available-for-sale investments	(2)	—
Share of other comprehensive income of associates	—	3
Other	(2)	(1)
Income tax related to components of other comprehensive income	—	(1)
Other comprehensive income for the period, net of tax	34	46
Total comprehensive loss for the period	(109)	(1 254)
Attributable to:
Equity holders of the parent	(112)	(1 258)
Non-controlling interests	3	4
Total comprehensive loss for the period	(109)	(1 254)
Total comprehensive loss attributable to equity shareholders arises from:
Continuing operations	(105)	(1 242)
Discontinued operations	(7)	(16)
	(112)	(1 258)

Nokia Siemens Networks’ financial accounts for the period ended March 31, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits.

The notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Statement of Financial Position

		March 31, 2013
	Notes	(unaudited)	December 31, 2012
		EURm	EURm
ASSETS
Non-current assets
Goodwill		184	182
Other intangible assets		318	387
Property, plant and equipment		490	509
Investments in associates and other companies		34	31
Deferred tax assets	9	488	476
Long-term loans receivable	10	59	63
Available-for-sale investments	10	27	29
Other non-current assets	9	35	28
		1 635	1 705
Current assets
Inventories		921	984
Accounts receivable, net of allowances for doubtful accounts	10	3 567	4 111
Prepaid expenses and accrued income		831	838
Current portion of long-term loans receivable	10	39	37
Other financial assets	10	162	165
Available-for-sale investments, liquid assets	10	2	2
Cash and cash equivalents	10	2 751	2 418
		8 273	8 555
Assets of disposal groups classified as held for sale	7	123	143
Total assets		10 031	10 403
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		0	0
Share premium		9 744	9 744
Translation differences		176	133
Fair value and other reserves		(103)	(95)
Accumulated deficit		(7 768)	(7 621)
		2 049	2 161
Non-controlling interests		101	126
Total equity		2 150	2 287
Non-current liabilities
Long-term interest-bearing liabilities	8, 10	994	821
Deferred tax liabilities	9	25	25
Provisions		302	303
Other non-current liabilities	9	282	280
		1 603	1 429
Current liabilities
Current portion of long-term interest-bearing liabilities	8, 10	126	195
Short-term borrowings	8, 10	138	124
Other financial liabilities	10	41	26
Accounts payable	10	2 094	2 352
Accrued expenses		3 132	3 184
Provisions	3	681	716
		6 212	6 597
Liabilities of disposal groups classified as held for sale	7	66	90
Total liabilities		7 881	8 116
Total equity and liabilities		10 031	10 403

Nokia Siemens Networks’ financial accounts for the full year ended December 31, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits.

The notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Cash Flows

	2013	2012
For the three-month periods ended March 31	(unaudited)	(unaudited)
	EURm	EURm
Cash flows from operating activities
Loss for the period	(143)	(1 300)
Adjusted for:
Restructuring and other specific items(1)	117	733
Depreciation and amortization	126	170
Income taxes	73	190
Financial income and expenses	75	106
Other adjustments	(37)	67
	211	(34)
Change in net working capital:
Decrease in current receivables	501	576
Decrease/(increase) in inventories	52	(31)
(Decrease)/increase in interest-free liabilities(2)	(420)	9
Cash from operations	344	520
Interest received	2	2
Interest paid	(24)	(25)
Other financial income and expenses, net received	30	17
Income taxes paid	(78)	(104)
Net cash from operating activities	274	410

Cash flows from investing activities
Acquisition of Group companies, net of acquired cash	—	51
Proceeds from current available-for-sale investments, liquid assets	—	10
Proceeds from/(investments in) short-term and other long-term loans receivable	5	(1)
Purchases of property, plant and equipment, and intangible assets	(41)	(59)
Payments for disposal of businesses and Group companies	—	(120)
Proceeds from sale of property, plant and equipment, and intangible assets	1	—
Net cash used in investing activities	(35)	(119)

Cash flows from financing activities
Proceeds from long-term borrowings	785	—
Repayment of long-term borrowings	(676)	(52)
Proceeds from/(repayments of) short-term borrowings	24	(315)
Dividends and other payments to non-controlling interests	(29)	(6)
Net cash from/(used in) financing activities	104	(373)

Foreign exchange adjustments	(10)	2
Net increase/(decrease) in cash and cash equivalents	333	(80)

Cash and cash equivalents at beginning of period	2 418	1 613
Cash and cash equivalents at end of period	2 751	1 533
Bank and cash	2 056	951
Current available-for-sale investments, cash equivalents	695	582
	2 751	1 533

(1)   Excludes PPA related charges, divestment results and impairments which are included in other line items within the above adjustments section.

(2)   Includes changes in the following line items in the statement of financial position: accounts payable, accrued expenses, provisions and other short-term liabilities.

Nokia Siemens Networks’ financial accounts for the period ended March 31, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits.

The figures in the condensed interim consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

		Attributable to owners of the parent
		Number of ordinary shares	Number of cumulative preference shares	Share capital(1)	Share premium	Translation differences	Fair value and other reserves	Accumulated deficit	Before non- controlling interests	Non- controlling interests	Total
EURm	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance at January 1, 2012	9	100 073	500	0	9 744	136	(32)	(6 162)	3 686	116	3 802
(Loss)/profit	9							(1 304)	(1 304)	4	(1 300)
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan	9						(39)		(39)		(39)
Cash flow hedges							64		64		64
Currency translation differences						19			19		19
Share of other comprehensive income of associates						3			3		3
Other increase								(1)	(1)		(1)
Total comprehensive income/(expense) for the period	9					22	25	(1 305)	(1 258)	4	(1 254)
Balance at March 31, 2012		100 073	500	0	9 744	158	(7)	(7 467)	2 428	120	2 548

Balance at January 1, 2013	9	100 073	500	0	9 744	133	(95)	(7 621)	2 161	126	2 287
(Loss)/Profit								(145)	(145)	2	(143)
Other comprehensive income (net of tax)
Cash flow hedges							(6)		(6)		(6)
Available-for-sale investments							(2)		(2)		(2)
Currency translation differences						43			43	1	44
Other increase								(2)	(2)		(2)
Total comprehensive income/(expense) for the period						43	(8)	(147)	(112)	3	(109)
Other changes in non-controlling interests(2)									—	(28)	(28)
Balance at March 31, 2013		100 073	500	0	9 744	176	(103)	(7 768)	2 049	101	2 150

(1) Ordinary share capital comprises EUR 400 000 ordinary shares of the Group.

(2) Relates to liquidation of a Group subsidiary.

Nokia Siemens Networks’ financial accounts for the periods ended March 31, 2012, January 1, 2012 and January 1, 2013 now reflect the restrospective application of IAS 19R, Employee Benefits.

The notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

1.              Accounting principles

Basis of presentation

This report comprises Nokia Siemens Networks’ (‘the Group’) unaudited condensed interim consolidated income statement, statement of comprehensive income, statement of cash flows and statement of changes in shareholders’ equity for the three-month periods ended March 31, 2013 and 2012 and the unaudited consolidated statement of financial position as at March 31, 2013 (‘the Unaudited Condensed Interim Consolidated Financial Statements’). The Condensed Interim Consolidated Financial Statements have been derived from the Group’s accounting records for the respective periods and represent non-statutory interim financial statements. The audited consolidated statement of financial position as at December 31, 2012 was derived from the Group’s annual financial statements for the year ended December 31, 2012 (‘the 2012 Consolidated Financial Statements’).

The Unaudited Condensed Interim Consolidated Financial Statements and the notes thereto, have been prepared in accordance with IAS 34, Interim Financial Reporting. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and in conformity with IFRS as adopted by the European Union (‘EU’). The consolidated financial statements are presented in millions of euro (‘EURm’).

Accounting policies

The same accounting policies, presentation and methods of computation have been followed in the Unaudited Condensed Interim Consolidated Financial Statements as were applied in the preparation of the 2012 Consolidated Financial Statements. Refer to Note 1, Accounting principles, in the 2012 Consolidated Financial Statements. The financial statements below do not contain all the information included in the 2012 Consolidated Financial Statements.

Adoption of new and amended standards

On January 1, 2013, the Group adopted the following new and revised standards issued by the IASB that are relevant to its operations and and effective for accounting periods commencing on or after January 1, 2013.

IAS 19R, Employee Benefits

The historical comparative financials presented in the Interim Report include certain changes to previously reported information. These changes result from the retrospective application of a revised International Accounting Standard, IAS 19, Employee Benefits and mainly relate to the consolidated Statement of Comprehensive Income and the Statement of Financial Position. For more information on the adjustments between the previously reported information and the adjusted information, refer to Note 9, Pensions.

IFRS 13, Fair Value Measurement

As of January 1, 2013, the Group presents information on fair value measurement of financial assets and liabilities due to the adoption of IFRS 13. Refer to Note 10, Fair value measurement.

Early adopted standards

The effective date for IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities was January 1, 2013, as issued by the IASB. In December 2012, the EU endorsed adoption of these standards for companies in the EU, with a mandatory effective date of January 1, 2014, earlier adoption is permitted. The Group early adopted these standards on January 1, 2013. The adoption of these standards did not have a material impact on the Unaudited Condensed Interim Consolidated Financial Statements.

Seasonality

The Group experiences seasonality in its operations. The Group’s sales are generally higher in the second and fourth quarters of the year compared to the first and third quarters of the year due to network operators’ planning, budgeting and spending cycles.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2012 Consolidated Financial Statements.

2.              Specific items

The Group separately identifies and discloses certain items, referred to as specific items, by virtue of size, nature or occurrence, including restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and asset impairment charges. This is consistent with the way that financial performance is measured by management and reported to the senior management team and Board of Directors and it assists in providing a meaningful analysis of operating results by excluding items that may not be indicative of the operating results of the Group’s business.

The nature of the specific items recognized in the first quarter of 2013 has not materially changed since December 31, 2012 and as such, the rationale provided in Note 2, Specific items, of the 2012 Consolidated Financial Statements is still valid.

The following table presents specific items included in the operating profit/loss for the Group’s continuing operations for the three-month periods ended:

		Country/
	Restructuring	contract exit	PPA	Other one-
	charges	charges	adjustments	time charges	Total
March 31, 2013
Cost of sales	2	18	—	—	20
Research and development expenses	1	—	7	—	8
Selling and marketing expenses	3	—	61	—	64
Administrative and general expenses	19	—	—	23	42
Other expenses	—	36	—	22	58
Total	25	54	68	45	192
March 31, 2012
Cost of sales	348	—	—	—	348
Research and development expenses	147	—	12	—	159
Selling and marketing expenses	127	—	79	—	206
Administrative and general expenses	105	—	—	16	121
Other expenses	21	—	8	—	29
Total	748	—	99	16	863

The following table presents specific items included in the operating loss for the Group’s discontinued operations, Optical Networks, for the three-month period ended March 31, 2013:

Other
one-time
charges
Other expenses	5
Total	5

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Restructuring charges in the current period consist primarily of real estate exit costs. In the first quarter of 2012, restructuring charges consisted primarily of personnel restructuring charges (EUR 723 million).

The country/contract exit charges relate to the realignment of the Group’s customer contract and geographic market portfolio and the related charges to terminate certain underperforming contracts and to withdraw from certain countries in line with the Group’s restructuring program.

Purchase price accounting (‘PPA’) related charges primarily consist of the amortization of finite lived intangible assets (customer relationships, developed technology and licenses to use tradename and trademark) recognized in the purchase price allocation stemming from the Group’s formation and subsequent business combinations.

The other one-time charges included in administrative and general expenses consist of consultancy fees incurred in connection with the Group’s ongoing restructuring program. The other one-time charges included in other expenses for continuing operations relate to a provision in connection with the closure of a manufacturing facility.

3.              Restructuring

As at March 31, 2013, a restructuring provision of EUR 512 million is included within provisions (EUR 568 million at December 31, 2012). This provision includes personnel and other restructuring related costs, such as real estate exit costs. The provision is expected to be paid out by the end of 2014.

4.              Segment information

The following table presents the segment information for the Group’s continuing operations for the three-month periods ended:

	Mobile
	Broad-	Global	All other	Total
EURm	band	Services	segments	segments	Other	Total
March 31, 2013
Net sales	1 244	1 423	50	2 717	—	2 717
Operating profit/(loss) before specific items	129	80	(7)	202	—	202
Operating profit/(loss)% before specific items	10.4%	5.6%	(14.0)%			7.4%
Depreciation and amortization (excluding PPA related charges)	42	14	2	58	—	58
PPA related charges	35	32	1	68	—	68
Restructuring charges	9	10	(1)	18	7	25
March 31, 2012
Net sales	1 217	1 539	106	2 862	—	2 862
Operating loss before specific items	(61)	(28)	(37)	(126)	—	(126)
Operating loss% before specific items	(5.0)%	(1.8)%	(34.9)%			(4.4)%
Depreciation and amortization (excluding PPA related charges)	56	18	2	76	—	76
PPA related charges	46	33	2	81	18	99
Restructuring charges	201	301	53	555	193	748

For an analysis of specific items, refer to Note 2, Specific items.

For details on restatement to reflect the retrospective application of IAS 19R, Employee Benefits, refer to Note 9, Pensions.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents net sales by geographic area by location of customer for the Group’s continuing operations for the three-month periods ended:

EURm	March 31, 2013	March 31, 2012
Greater China	220	209
Japan	393	421
India	164	180
APAC	276	245
Middle East	152	138
Africa	104	121
Asia, Middle East and Africa	1 309	1 314
East Europe	95	113
West Europe	403	505
South East Europe	220	293
Latin America	289	374
Europe and Latin America	1 007	1 285
North America	401	263
North America	401	263
Total	2 717	2 862

5.              Taxation

In the three-month period ended March 31, 2013, the Group incurred an income tax expense of EUR 73 million compared to an income tax expense of EUR 189 million for the three-month period ended March 31, 2012 which included a write-off of EUR 135 million of deferred tax assets related to Germany.  The Group’s tax rate for the three-month period ended March 31, 2013 was affected adversely by the continued non-recognition of a deferred tax asset in connection with losses incurred in Finland, payments of foreign withholding taxes in certain overseas jurisdictions and certain prior year items.

6.              Disposals

On December 5, 2012 the Group entered into an agreement for the sale of the Business Support Systems business to Redknee Solutions Inc. The transaction closed on March 29, 2013. The transaction comprised of the core Business Support Systems assets and operations. As part of the transaction, approximately 1 200 employees were transferred to Redknee Solutions Inc. The assets and liabilities transferred, which are still subject to final net working capital determination, amounted to EUR 23 million and EUR 16 million, respectively. Upon closing, the Group recorded a gain on sale of EUR 2 million.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

7.              Non-current assets and disposal groups classified as held for sale

On December 1, 2012 the Group entered into an agreement to sell its Optical Networks business to Marlin Equity Partners. The proposed transaction involves the complete Optical Networks product portfolio, services offering and existing customer contracts. The transaction closed on May 6, 2013 and management’s best estimate of the loss to be recognized in the second quarter 2013, following the de-recognition of assets and liabilities transferred, amounts to EUR 130 million.

The assets and liabilities included in the disposal group classified as held for sale at March 31 were as follows:

EURm	2013
Inventories	89
Accounts receivable, net of allowances for doubtful accounts	29
Prepaid expenses and accrued income	5
Assets of disposal groups classified as held for sale	123
Current liabilities
Accrued expenses	55
Provisions	11
Liabilities of disposal groups classified as held for sale	66

The result of discontinued operations, involving the Optical Networks business, are as follows for the three-month periods ended March 31:

EURm	2013	2012
Net sales	87	85
Cost of sales	(54)	(62)
Gross profit	33	23
Research and development expenses	(23)	(27)
Selling and marketing expenses	(7)	(7)
Administrative and general expenses	(5)	(4)
Other expenses	(5)	—
Loss before tax for discontinued operations	(7)	(15)
Income tax expense	—	(1)
Loss for the period from discontinued operations	(7)	(16)

In order to determine the results for the discontinued operations, revenues and costs have been allocated to the business only to the extent that the Group will no longer be entitled to revenues or incur expenses once the business is disposed of.

Net cash flows from discontinued operations are as follows for the three-month periods ended March 31:

EURm	2013	2012
Operating cash flow	(4)	(12)
Investing cash flow	(3)	(3)
Financing cash flow	—	—
Total cash flow	(7)	(15)

The financing of the Group is managed on a centralized basis and a such, there are no financing cash flows associated with discontinued operations.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

8.              Loans and borrowings

The following table presents the carrying amounts of the Group’s long-term interest-bearing liabilities, current portion of long-term interest-bearing liabilities and short-term borrowings at:

EURm	March 31, 2013	December 31, 2012
Bond 2018 (EUR 450 million 6.75%)	450	—
Bond 2020 (EUR 350 million 7.125%)	350	—
European Investment Bank: final maturity January 2015	50	50
Nordic Investment Bank: final maturity March 2015	27	35
Finnish pension loan: final maturity October 2015	88	88
Firstrand Bank Limited: maturity March 2015	42	44
Forward Starting Credit Facility term loan: prepaid March 2013	—	600
Differences between Bond nominal and carrying values	(17)	—
Other	4	4
Long-term interest-bearing liabilities	994	821
European Investment Bank	50	100
Nordic Investment Bank	28	45
Finnish pension loan	44	44
Other	4	6
Current portion of long-term interest-bearing liabilities	126	195
Commercial Paper	105	82
Borrowings on committed and uncommitted basis	1	3
Other	32	39
Short-term borrowings	138	124
Total loans and borrowings(1)	1 258	1 140

(1) Interest expense for the three-month period ended March 31,2013 amounted to EUR 27 million (EUR 28 million for the three-month period ended March 31, 2012).

All the Group’s borrowings listed above are Senior Unsecured and with financial covenants. At March 31, 2013 all financial covenants are satisfied.

In March 2013 the Group issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020, both at issue price of 100%. The net proceeds of EUR 783 million from the bond issuance were used to prepay the EUR 600 million forward starting term loan and EUR 50 million of the European Investment Bank loan in March 2013 and the remaining proceeds are to be used for general corporate purposes. Nokia Siemens Networks B.V. and Nokia Siemens Networks Oy act as the Guarantors for the Senior Notes.

With the exception of the Senior Notes issuance, loans and borrowings have not materially changed since December 31, 2012 and the EUR 750 million revolving credit facility was undrawn at March 31, 2013. Refer to Note 24, Loans and borrowings, of the 2012 Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

9.              Pensions

As of January 1, 2013, the Group adopted the revised IAS 19, Employee Benefits. Actuarial gains and losses under the revised standard are required to be recognized immediately and in full in other comprehensive income (‘OCI’) and such balances are excluded permanently from the consolidated income statement. Previously, all actuarial gains and losses were deferred in accordance with the corridor method.

Calculation of the pension expense has been simplified under the revised standard and the related impacts to the Group’s loss presented in the historical comparative income statements are not material. The main changes relate to the fully recognized actuarial gains and losses which impact the relevant net pension assets and liabilities and other comprehensive income.

The revised IAS 19 requires retrospective application for all financial statements presented including previous years. Accordingly, the adjustments resulting from the implementation of the standard have been disclosed below with respect to the cumulative impact to shareholders’ equity for the years ended December 31, 2011 and 2012 and the three-month periods ended March 31, June 30, September 30 and December 31, 2012.

EURm	Reported	Adjustments	Adjusted
At January 1, 2011
Shareholders’ equity:
Total Equity	3 445	21	3 466
Equity attributed to equity holders of parent	3 350	21	3 371
Equity attributed to non-controlling interests	95	—	95

EURm	Reported	Adjustments	Adjusted
Year ended December 31, 2011

Impact to Statement of Financial Position:
Defined benefit pension assets	31	(1)	30
Total non-current deferred tax assets	587	2	589

Defined benefit pension liabilities obligations	114	14	128
Total non-current deferred tax liabilities	32	(1)	31

Total equity	3 814	(12)	3 802
Equity attributable to equity holders of parent	3 698	(12)	3 686
Equity attributable to non-controlling interests	116	—	116

Impact to Consolidated Income Statement and Other Comprehensive Income:
Loss (attributable to equity holders of the parent)	(710)	1	(709)
Other Comprehensive Income
Remeasurements on defined benefit pension plans	—	(49)	(49)
Income taxes related to components of other comprehensive income	—	15	15

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

EURm	Reported	Adjustments	Adjusted
Year ended December 31, 2012
Impact to Statement of Financial Position:
Defined benefit pension assets	41	(13)	28
Total non-current deferred tax assets	470	6	476

Defined benefit pension obligations	114	162	276
Total non-current deferred tax liabilities	29	(4)	25

Total equity	2 452	(165)	2 287
Equity attributable to equity holders of parent	2 326	(165)	2 161
Equity attributable to non-controlling interests	126	—	126

Impact to Consolidated Income Statement and Other Comprehensive Income:
Loss (attributable to equity holders of the parent)	(1 463)	4	(1 459)
Other Comprehensive Income
Remeasurements on defined benefit pension plans	—	(165)	(165)
Income taxes related to components of other comprehensive income	—	8	8

EURm	Reported	Adjustments	Adjusted
Three-month period ended March 31, 2012
Impact to Statement of Financial Position:
Defined benefit pension assets	32	(3)	29
Total non-current deferred tax assets	481	3	484

Defined benefit pension obligations	107	52	159
Total non-current deferred tax liabilities	33	(2)	31

Total equity	2 598	(50)	2 548
Equity attributable to equity holders of parent	2 478	(50)	2 428
Equity attributable to non-controlling interests	120	—	120

Impact to Consolidated Income Statement and Other Comprehensive Income:
Loss (attributable to equity holders of the parent)	(1 305)	1	(1 304)
Other Comprehensive Income
Remeasurements on defined benefit pension plans	—	(41)	(41)
Income taxes related to components of other comprehensive income	—	2	2

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

EURm	Reported	Adjustments	Adjusted
Three-month period ended June 30, 2012
Impact to Statement of Financial Position:
Defined benefit pension assets	31	(6)	25
Total non-current deferred tax assets	504	4	508

Defined benefit pension obligations	114	89	203
Total non-current deferred tax liabilities	26	(2)	24

Total equity	2 301	(89)	2 212
Equity attributable to equity holders of parent	2 172	(89)	2 083
Equity attributable to non-controlling interests	129	—	129

Impact to Consolidated Income Statement and Other Comprehensive Income:
Loss (attributable to equity holders of the parent)	(270)	1	(269)
Other Comprehensive Income
Remeasurements on defined benefit pension plans	—	(42)	(42)
Income taxes related to components of other comprehensive income	—	2	2

EURm	Reported	Adjustments	Adjusted
Three-month period ended September 30, 2012
Impact to Statement of Financial Position:
Defined benefit pension assets	30	(10)	20
Total non-current deferred tax assets	524	5	529

Defined benefit pension obligations	116	125	241
Total non-current deferred tax liabilities	32	(3)	29

Total equity	2 350	(127)	2 223
Equity attributable to equity holders of parent	2 228	(127)	2 101
Equity attributable to non-controlling interests	122	—	122

Impact to Consolidated Income Statement and Other Comprehensive Income:
Profit (attributable to equity holders of the parent)	31	1	32
Other Comprehensive Income
Remeasurements on defined benefit pension plans	—	(41)	(41)
Income taxes related to components of other comprehensive income	—	2	2

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

EURm	Reported	Adjustments	Adjusted
Three-month period ended December 31, 2012
Impact to Statement of Financial Position:
Defined benefit pension assets	41	(13)	28
Total non-current deferred tax assets	470	6	476

Defined benefit pension obligations	114	162	276
Total non-current deferred tax liabilities	29	(4)	25

Total equity	2 452	(165)	2 287
Equity attributable to equity holders of parent	2 326	(165)	2 161
Equity attributable to non-controlling interests	126	—	126

Impact to Consolidated Income Statement and Other Comprehensive Income:
Profit (attributable to equity holders of the parent)	81	1	82
Other Comprehensive Income
Remeasurements on defined benefit pension plans	—	(41)	(41)
Income taxes related to components of other comprehensive income	—	2	2

Pension related balances are included in other non-current assets in the statement of financial position at March 31, 2013 and have been reclassifed from prepaid expenses to other non-current assets for comparability purposes for 2012. Accrued pensions costs are included in other long-term liabilities.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

10.       Fair value of financial instruments

The following table presents the carrying amounts and the fair values of financial instruments by measurement category at March 31, 2013:

	Carrying amounts
EURm	Current available- for-sale financial assets	Non-current available- for-sale financial assets	Financial assets and liabilities at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value
Available-for-sale investments(1)		27				27	27
Long-term loans receivable (2)				59		59	57
Accounts receivable				3 567		3 567	3 567
Current portion of long-term loans receivable (3)				39		39	39
Derivative and other current financial assets			161	1		162	162
Fixed income and money-market investments carried at fair value(4)	698					698	698
Total financial assets	698	27	161	3 666	—	4 552	4 550
Long-term interest-bearing liabilities					994	994	1 027
Current portion of long-term loans payable					126	126	126
Short-term borrowings					138	138	138
Derivative and Other Financial liabilities			29		12	41	41
Accounts payable					2 094	2 094	2 094
Total financial liabilities	—	—	29	—	3 364	3 393	3 426

(1) Includes investments in publicly quoted equity shares and investments carried at fair value of EUR 3 million and EUR 24 million, respectively in 2013.

(2) Includes EUR 38 million relating to customer financing.

(3) Includes EUR 37 million relating to customer financing.

(4) Fixed income and money-market investments include available-for-sale investments, liquid assets of EUR 2 million and available-for-sale investments, cash equivalents of EUR 696 million.

For items not carried at fair value, the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value estimate was possible. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of observable inputs used to measure their fair value. Three hierarchical levels are based on the increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring the most management judgment. At the end of each reporting period, the Group categorizes its financial assets and liabilities in the appropriate level of the fair value hierarchy.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents the valuation methods used to determine the fair values of financial instruments carried at fair value at March 31, 2013:

EURm	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
Fixed income and money-market investments carried at fair value	698	—	—	698
Available-for-sale investments in publicly quoted equity shares	3	—	—	3
Other available-for-sale investments carried at fair value	—	14	11	25
Derivative assets	—	161	—	161
Total financial assets	701	175	11	887
Derivative liabilities	—	29	—	29
Total financial liabilities	—	29	—	29

Level 3 investments mainly include unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value.

The following table shows a reconciliation of the opening and closing balances of the Level 3 financial assets:

EURm	Other available-for- sale investments carried at fair value
Balance at December 31, 2012	10
Purchases	1
Balance at March 31, 2013	11

For 2012 information, refer to Note 16, Fair value of financial instruments, of the 2012 Consolidated Financial Statements.

11. Commitments and contingencies

For the three-month periods ended: EURm	March 31, 2013	December 31, 2012
Collateral for the Group’s commitments
Assets pledged	2	2
Contingent liabilities on behalf of Group companies
Other guarantees	848	864
Contingent liabilities on behalf of other companies
Other guarantees	42	11
Financing commitments
Customer finance commitments	27	34
Venture fund commitments	9	9

Other guarantees on behalf of other companies represent commercial guarantees issued on behalf of third parties. The increase in volume is mainly due to the transfer of guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred, but some of the commercial guarantees have not yet been re-assigned legally.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

At March 31, 2013 the Group has purchase commitments of EUR 780 million (EUR 799 million at December 31, 2012) relating to commitments from service agreements, outsourcing arrangements and inventory purchase obligations, primarily for purchases in 2013 through 2014.

12.       Related party transactions

In China, the Group paid a liability of EUR 172 million to Nokia during the three-month period ended March 31, 2013 which related to the networks business before that business was transferred by Nokia to the Group upon its formation in 2007 and consisted of customer receivables collected by the Group on behalf of Nokia.

During the three-month period ended March 31, 2013, the deposits and loans with Nokia, that were outstanding at December 31, 2012 were settled.

With the exception of the above items, there have not been any material changes in the Group’s transactions with its shareholders since December 31, 2012. Refer to Note 32, Related party transactions, in the 2012 Consolidated Financial Statements.

Risks and forward-looking statements

It should be noted that Nokia Siemens Networks and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; B) the timing of the deliveries of our products and services; C) our ability to innovate, develop, execute and commercialize new technologies, products and services; D) expectations regarding market developments and structural changes; E) expectations and targets regarding our industry growth, market share, prices, net sales and margins of our products and services; F) expectations and targets regarding our operational priorities and results of operations; G) expectations and targets regarding collaboration and partnering arrangements; H) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; I) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and J) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences, include, but are not limited to: 1) our success in the mobile broadband infrastructure and related services market and our ability to effectively and profitably adapt our business and operations in a timely manner to the increasingly diverse needs of our customers; 2) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 3) our ability to execute effectively and in a timely manner our plan designed to improve our financial performance and market position, increase profitability and to effectively and timely execute related restructuring measures; 4) changes in the level of support we receive from our shareholders and conflicts of interest they may have between themselves; 5) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 6) our ability to timely introduce new competitive products, services, upgrades and technologies; 7) our dependence on a limited number of customers and large, multi-year contracts; 8) our ability to consummate acquisitions or integrate acquired businesses; 9) environmental, health and safety laws and the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 10) local business risks in the countries in which we operate; 11) our liquidity and our ability to meet our working capital requirements and our access to available credit under our credit facilities and other credit lines as well as cash; 12) the success and performance of our suppliers, collaboration partners and customers, including the ability to achieve timely delivery of sufficient quantities of components, sub-assemblies and software; 13) the failure of any of our partners and collaborators to perform as planned or our ability to achieve the necessary collaboration and partnering needed to succeed; 14) failure to efficiently manage our manufacturing, service creation and to ensure that our products and services meet our and our customers’ requirements; 15) rapid changes to existing regulations or technical standards applicable to our products and services; 16) actual or alleged defects or other quality, safety or security issues in our products or services; 17) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 18) complex tax issues as a result of our operations in a number of countries and related additional tax obligations; 19) alleged or actual loss, improper disclosure or leak of any personal or consumer data made available to us or our subcontractors; 20) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the U.S. dollar, as well as certain other currencies; 21) our ability to protect our products, services and technologies, which we develop or that we license from others, from claims that we have infringed third parties’ intellectual property rights; 22) our ability to obtain or continue unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect our numerous patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 24) any disruption to information technology systems and networks upon which our operations rely; 25) our ability to retain, motivate, develop and recruit appropriately skilled employees; 26) organized strikes or work stoppages by unionized employees; 27) the unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) a potential requirement for further contributions to pension plans; 30) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to us;  31) any impairment of our customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to us; 32) the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012; and 33) the risk factors specified on pages 50-51 of Nokia Siemens Networks’ 2012 Annual Report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor Nokia Siemens Networks undertakes any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal